UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of December 2020
_______________________
Commission File Number 000-28998
ELBIT SYSTEMS LTD.
(Translation of registrant’s name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference are two press releasees of the registrant, each dated December 16, 2020.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

In addition, this Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by Elbit Systems Ltd. with the Israeli Securities Authority, including without limitation the Shelf Prospectus filed by Elbit Systems Ltd. with the Israeli Securities Authority on September 29, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Adi Pinchas Confino
Name:	Adi Pinchas Confino
Title:	Corporate Secretary

Date: December 16, 2020

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated December 16, 2020
2.	Press Release dated December 16, 2020

Exhibit 1

Elbit Systems Awarded a $15 Million Contract to Supply XACT nv32 micro Night Vision Systems to the Netherlands Armed Forces

Haifa, Israel, December 16, 2020 – Elbit Systems Ltd. (NASDAQ: ESLT, TASE: ESLT) (“Elbit Systems” or “the Company”) announced today that it was awarded an approximately $15 million initial contract from the Dutch Ministry of Defense to supply XACT nv32 micro night vision monocular systems for the Armed Forces of the Netherlands. The initial contract will be performed over a period of two-years, with the potential for additional follow-on orders over a period of seven-years.
This contract award joins previous contracts in the Netherlands in the fields of digital soldier systems and network-combat warfare systems, most notably for the VOSS program.
Compact and light weight, with a flip-up head/helmet adapter, XACT nv32 provides high resolution images under adverse conditions while minimizing Line-Of-Sight deviation and is suitable for mounted and dismounted soldiers, Special Forces and law-enforcement teams. Elbit Systems’ XACT product family is already operational with a number of NATO countries, including Germany, as well as with the Israeli and the Australian Armed Forces.

Elad Aharonson, General Manager of Elbit Systems ISTAR, commented: “This contract award follows a number of important contracts awarded to Elbit Systems in recent years in the Netherlands. We see the Netherlands as a key market for Elbit Systems, and we intend to continue strengthening our local industrial cooperation and investments in the Netherlands in the years to come”.

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Youtube Channel.

Contacts:
David Vaaknin VP, Head of Corporate Communications Tel: 972-77-2946691 Cell: 972-52-8000403 david.vaaknin@elbitsystems.com	Dana Tal-Noyman Manager, International Corporate Communications Tel: 972-77-2948809 Cell: 972-54-9998809 dana.tal@elbitsystems.com

Exhibit 2

Elbit Systems Awarded $50 Million Contract to Supply Additional Digital Soldier Systems to the Royal Netherlands Army

Haifa, Israel, December 16, 2020 – Elbit Systems Ltd. (NASDAQ: ESLT, TASE: ESLT) (“Elbit Systems”) announced today that it was awarded an approximately $50 million follow-on contract from the Dutch Ministry of Defence (“Dutch MOD”) to supply the Royal Netherlands Army (“RNLA”) with additional digital soldier and vehicular systems, expanding the soldier modernization program of the RNLA. The contract will be performed over a three-year period.

Under the contract, Elbit Systems will supply digital soldier systems and vehicular integration of improved combat network capabilities including TORCH-XTM Dismounted Command and Control systems and E-LynXTM Software Defines Radio systems. The solutions to be provided were designed to address unique requirements that were presented by the Netherlands’ Defence Material Organization and field-tested by RNLA troops.

Haim Delmar, General Manager of Elbit Systems C4I & Cyber, said: “We are pleased to have been given the opportunity to continue to provide the RNLA with advanced combat network capabilities, supporting them throughout their soldier modernization program. We are looking forward to continuing our partnership with the Dutch MOD on programs that contribute to the survivability and effectiveness of the Dutch soldiers”.

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

David Vaaknin, VP, Brand & Corporate Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com

IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.